UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number 333-293048

Nicola Mining Inc.

(Translation of registrant’s name into English)

Suite 1212 – 1030 West Georgia Street, Vancouver, British Columbia V6E 2Y3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☐ Form 40-F ☒

INCORPORATION BY REFERENCE

Exhibit 99.1 contained in this Form 6-K is hereby incorporated by reference into the registrant’s registration statement on Form F-10 (File No. 333-293048) (including any prospectuses forming a part of such registration statement) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SUBMITTED HEREWITH

EXHIBIT

99.1	Material Change Report dated February 4, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nicola Mining Inc.

/s/ Sam Wong
Sam Wong, Chief Financial Officer
Date: February 4, 2026